UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mid-Con Energy Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Charles R. Olmstead

Mid-Con Energy III, LLC

2431 East 61st Street

Suite 850

Tulsa, Oklahoma 74136

(918) 743-7575

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

(1)	Names of Reporting Persons MID-CON ENERGY III, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,714,659
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,714,659
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,714,659
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 17.6% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Based on 21,128,516 Common Units of the Partnership issued and outstanding as of August 4, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2014, filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2014.

This Amendment No. 1 amends the Schedule 13D with respect to the common units representing limited partner interests (“Common Units”) of Mid-Con Energy Partners, LP, a Delaware limited partnership (the “Partnership”), previously filed by Mid-Con Energy III, LLC, a Delaware limited liability company (“MCEIII”), with the SEC on March 11, 2014 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety by the following:

On February 28, 2014, MCEIII, Mid-Con Energy Properties, LLC (“Properties”), a wholly owned subsidiary of the Partnership, and the Partnership entered into a definitive purchase and sale agreement (the “Purchase Agreement”) pursuant to which MCEIII sold to Properties, and Properties purchased from MCEIII, multiple oil properties located in Cimarron, Love and Texas Counties, Oklahoma and Potter County, Texas, in exchange for MCEIII receiving an aggregate purchase price of approximately $41.0 million (subject to customary post-closing purchase price adjustments), consisting of (i) approximately $7.0 million in cash and (ii) the issuance of 1,500,000 Common Units (the “Acquired Units”), having an approximate value of $34.0 million (collectively, the “Acquisition”). In addition, the Purchase Agreement requires MCEIII and the Partnership to use commercially reasonable efforts to enter into a customary registration rights agreement with respect to the Acquired Units by March 30, 2014.

The Purchase Agreement contains representations and warranties, covenants and indemnification provisions that are typical for transactions of this nature and that were made or agreed to, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them.

The consummation of the Acquisition occurred on February 28, 2014.

The foregoing summary of the Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the Purchase Agreement filed as Exhibit 2.1 to the Partnership’s current report on Form 8-K filed with the SEC on March 5, 2014, and incorporated herein by reference.

On July 24, 2014, MCEIII, Properties and the Partnership entered into a definitive purchase and sale agreement (the “Subsequent Purchase Agreement”) pursuant to which MCEIII sold to Properties, and Properties purchased from MCEIII, multiple oil properties located in Creek County, Oklahoma, in exchange for MCEIII receiving an aggregate purchase price of (i) $4,500,000 in cash and (ii) the issuance of 2,214,659 Common Units (the “Subsequent Acquired Units”), having an approximate value of $52.0 million (collectively, the “Subsequent Acquisition”). In addition, the Purchase Agreement required MCEIII and the Partnership to use commercially reasonable efforts to enter into a customary registration rights agreement with respect to the Subsequent Acquired Units by September 4, 2014.

The Subsequent Purchase Agreement contains representations and warranties, covenants and indemnification provisions that are typical for transactions of this nature and that were made or agreed to, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them.

The consummation of the Subsequent Acquisition occurred on August 5, 2014.

The foregoing summary of the Subsequent Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the Subsequent Purchase Agreement filed as Exhibit 2.1 to the Partnership’s current report on Form 8-K filed with the SEC on July 24, 2014, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Subparagraphs a and b of Item 5 of the Schedule D are amended and restated in their entirety by the following:

(a) MCEIII beneficially owns 3,714,659 Common Units of the Partnership, representing 17.6% of the outstanding Common Units of the Partnership. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 21,128,516 Common Units of the Purchaser issued and outstanding as of August 4, 2014, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 5, 2014.

(b) MCEIII has the sole power (and no shared power) to vote and direct the vote or to dispose or direct the disposition of 3,714,659 Common Units of the Partnership.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety by the following:

Exhibit 2.1	Purchase Agreement dated February 28, 2014 (filed as Exhibit 2.1 to the current report on Form 8-K filed by the Partnership on March 5, 2014, and incorporated by reference herein).

Exhibit 2.2	Subsequent Purchase Agreement dated July 24, 2014 (filed as Exhibit 2.1 to the current report on Form 8-K filed by the Partnership on July 25, 2014, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2014

MID-CON ENERGY III, LLC

By:	/s/ Nathan P. Pekar
Name:	Nathan P. Pekar
Title:	Vice President, General Counsel
and Secretary